

February 10, 2012

<u>Via E-mail</u>
Nick Harvey
Chief Financial Officer
Radius Health, Inc.
201 Broadway, 6th floor
Cambridge, MA 02139

> **Re:** **Radius Health, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 31, 2012**
> **File No. 000-53173**

Dear Mr. Harvey:

We have limited our review of your information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please provide all of the information required by Item 202 of Regulation S-K with respect to action no. 1. In so doing, please provide additional details describing background and reasons for this action and fully describe the changes to your securities. See Items 12(b) and (c) of Schedule 14A. For example purposes only, it is unclear from your disclosure on page 4 if you have accrued daily dividends on your preferred stock or if the board has declared dividends in cash and/or shares. It is also unclear if your series A-6 convertible preferred stock is outstanding. Also please further explain the changes in the 3rd bullet point on page 4 where it states that the amendments are to "clarify procedural mechanics regarding the conversion of the [c]ompany's preferred stock."

2. Please tell us why you believe the changes to your securities do not require financial information pursuant to Item 12(f) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Roderick O. Branch
        Latham & Watkins LLP